Contact

www.linkedin.com/in/bobxdalton
(LinkedIn)

Top Skills

Public Speaking
Social Media
Leadership Development

Bob Dalton

Founder
San Diego, California, United States

Summary

Bob Dalton is an entrepreneur, keynote speaker, and social designer working to reclaim human connection in the digital age. As the founder of Sackcloth & Ashes, he's donated hundreds of thousands of blankets to homeless shelters through a one-for-one model. Named a Forbes Changemaker and CNN Champion of Change, Bob has traveled to 50+ cities, uncovering a core issue: local communities lack a digital space to connect and be seen. His latest venture, LOCL, solves that by using technology to help people discover and engage with local communities and events.

Experience

LOCL
Founder
April 2025 - Present (9 months)
United States

Your local community network.

Sackcloth & Ashes
Founder
June 2014 - Present (11 years 7 months)
United States

For every blanket purchased, we give a blanket to your local homeless shelter.

Education

Western Oregon University
Communication & Philosophy · (2010 - 2012)